smiths

**Smiths Group plc**
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

05013225

SEC MAIL RECEIVED PROCESSING SECTION
DEC 12 2005
WASH. D.C. 185

30 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
**File Number 82-34872**
**Smiths Group plc**

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

N.R. Burdett
*Assistant Secretary*

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

12/13

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

19 NOVEMBER TO 30 NOVEMBER 2005

| | | |
|---|---|---|
| 187 | 21/11/2005 : 13:46:00 | Smiths Group PLC - Restatement under IFRS |
| 187 | 23/11/2005 : 10:11:00 | Smiths Group PLC - Holding(s) in Company |

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Restatement under IFRS |
| **Released** | 13:46 21-Nov-05 |
| **Number** | 4263U |

smiths

# Smiths Group: Transition to International Financial Reporting Standards (IFRS)

Smiths Group is today publishing information about its IFRS accounting policies and restating its results for the year ended 31 July 2005 and its July 2004 and July 2005 balance sheets in order to enable an understanding of the effect of IFRS on the Company's financial reporting. This information updates and supplements the IFRS information previously published by Smiths Group on 6 July 2005. Smiths Group will report under IFRS for the first time in the 2005/2006 interim results, which will be published in March 2006.

The Company is not issuing a trading statement at this time.

**Highlights:**

| **2005** | IFRS £m | UK GAAP £m |
|---|---|---|
| Turnover | 3,005 | 3,017 |
| Operating profit | | |
| headline* | 435 | 420 |
| goodwill amortisation and impairment | (11) | (60) |
| acquired intangible asset amortisation | (5) | (1) |
| exceptional/significant items | (40) | (48) |
| | 379 | 311 |
| Pre-tax profit | | |
| headline* | 423 | 413 |
| goodwill amortisation and impairment | (11) | (60) |
| acquired intangible asset amortisation | (5) | (1) |
| exceptional/significant items | (40) | (42) |
| | 367 | 310 |
| Basic earnings per share | | |
| Headline | 55.3p | 54.3p |
| statutory basis | 49.5p | 39.3p |

* Before goodwill amortisation (including impairment), amortisation of other acquired intangible assets and exceptional items (under UK GAAP) and before impairment of goodwill and amortisation of other acquired intangible assets and significant items (under IFRS).

The full text of this release may be downloaded from http://www.smiths-group.com/ir.

o-


Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

**Smiths Group plc**

**Adoption of International Financial Reporting Standards**

## Introduction

As a consequence of the adoption by the European Union ("EU") of International Financial Reporting Standards ("IFRS") Smiths Group plc ("Smiths"), in common with all companies quoted on the London Stock Exchange or other European exchanges, is required to prepare its consolidated financial statements under IFRS for all periods commencing on or after 1 January 2005.

Smiths will first adopt IFRS for the year commencing 1 August 2005 and ending 31 July 2006, including the Interim Statement for the six months ending 31 January 2006. However, the requirement to restate comparative figures on the same basis as the period then under review means that Smiths has:-

i) Applied its new IFRS accounting policies to its consolidated 31 July 2004 balance sheet (previously prepared under UK Generally Accepted Accounting Standards ("UK GAAP")), in order to determine an appropriately adjusted opening position on transition to IFRS as at 1 August 2004 except in respect of IAS 32 and IAS 39, as explained below; and

ii) Restated its results for the year ended 31 July 2005 and its balance sheet as at 31 July 2005 in line with its new IFRS accounting policies for such comparative purposes, except in respect of IAS 32 and IAS 39, as explained below.

The impact of IFRS on the Smiths consolidated financial statements will be two-fold:-

a) Presentation

The format and descriptions used in the balance sheet and income statement will change to accord with the new reporting requirements, and

b) Measurement

The recognition and measurement of certain assets, liabilities, income and expenses will change in order to comply with the new standards.

This document sets out the changes that are required to the previously reported 2004 balance sheet and the 2005 full year results in order to comply with IFRS, and the underlying reasons for those changes. Also included are the consolidated Income Statement and Balance Sheet for the six months ended 31 January 2005 under IFRS. The financial information represents the Company's current best estimates, and may need to be revised subsequently due to changes in IFRS, or to the interpretation of its provisions. The appendices to this document contain reconciliations of the 1 August 2004 opening Balance Sheet, and the 31 July 2005 Balance Sheet and Income Statement and Cash Flow Statement, and the 31 January 2005 Balance Sheet and Income Statement, from a UK GAAP to an IFRS basis and revised accounting policies under IFRS. A further balance sheet has been prepared as at 1 August 2005 to illustrate the effect of adopting IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* as of that date.

## Summary of IFRS Impact – Balance Sheet (unaudited)

The impact of IFRS on the Smiths Group plc consolidated shareholders' funds may be summarised as follows:-

| | | 1 August 2004 | 31 July 2005 | 1 August 2005* |
|---|---|---|---|---|
| | | £m | £m | £m |
| Shareholders' funds under UK GAAP | | 1,122.5 | 1,204.8 | 1,204.8 |
| Add: | Development expenditure capitalised | 65.1 | 111.3 | 111.3 |
| | Goodwill amortisation and impairment | - | 45.9 | 45.9 |
| | Dividend reversal | 102.5 | 111.3 | 111.3 |
| | Deferred tax | (2.9) | (18.3) | (15.4) |
| | Other adjustments | (6.2) | (2.7) | (2.7) |
| | Adoption of IAS 39 | - | - | (9.7) |
| Shareholders' funds under IFRS | | 1,281.0 | 1,452.3 | 1,445.5 |

*Smiths has elected to adopt IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* from 1 August 2005 with no restatement of comparative information.

Changes in the presentational format of the consolidated balance sheets to accord with the new IFRS requirements are set out in Appendices D (1 August 2004), F (31 July 2005) and I (31 January 2005).

An analysis of UK GAAP - IFRS adjustments by category of assets and liabilities in the new IFRS format are set out in Appendices E (1 August 2004), G (31 July 2005), H (1 August 2005) and J (31 January 2005).

## Summary of IFRS Impact – 2005 Income Statement (unaudited)

Following restatement of the Smiths Group plc consolidated balance sheet at 1 August 2004, the results for the year ended 31 July 2005 have been revised to conform with IFRS rules. The impact on the previously reported UK GAAP pre-tax profit is summarised as follows:-

| | | Headline* | Total |
|---|---|---|---|
| | | £m | £m |
| UK GAAP profit before tax | | 412.6 | 309.8 |
| Add: | Development expenditure capitalised (net of amortisation) | 36.3 | 36.3 |
| | Stock revaluation on acquisition | (14.0) | (14.0) |
| | Goodwill amortisation and impairment | - | 48.4 |
| | Amortisation of acquired intangible assets | - | (3.4) |
| | Share based payment | (6.3) | (6.3) |
| | Financing losses | (4.5) | (4.5) |
| | Other | (1.6) | 0.7 |
| IFRS adjusted profit before tax | | 422.5 | 367.0 |
| IFRS taxation | | (111.4) | (88.7) |
| IFRS adjusted profit after taxation | | 311.1 | 278.3 |

* Before

| | | | |
|---|---|---|---|
| EPS – Basic | 55.3p | 49.5p | goodwill amortisation (including impairment), |

amortisation of other acquired intangible assets and exceptional items (under UK GAAP) and before impairment of goodwill and amortisation of other acquired intangible assets and significant items (under IFRS). Exceptional items in the year ended 31 July 2005 comprised restructuring costs of £33.3m, costs of £14.9m incurred in respect of the settlement of a patent dispute relating to the Cozmonitor insulin pump, gains on disposal of businesses of £8.7m and the write down of goodwill on anticipated future disposals of £2.3m. Under IFRS all of these items are significant items, with the exception of the write down of goodwill on anticipated future disposals. Under IFRS no such charge is recognised.

Headline basic earnings per share (EPS) improves from 54.3p under UK GAAP to 55.3p on an IFRS basis, and on a statutory basis from 39.3p under UK GAAP to 49.5p on an IFRS basis.

A restatement of the 2005 Income Statement and analysis of UK GAAP – IFRS adjustments is set out in Appendix A.

**Basis of preparation**

The unaudited financial information contained in this document has been prepared using IFRS policies based on IFRS expected to be applicable to the Company and adopted formally by the EU as of 31 July 2006. As permitted, Smiths has adopted early the amendment to IAS 19 *Employee Benefits* published in December 2004, which is still pending endorsement by the EU.

At this stage in the development of IFRS, matters such as the interpretation and application surrounding it are continuing to evolve. In addition IFRS currently in issue and endorsed by the EU are subject to interpretation by IFRIC and further standards may be issued by the IASB that will be endorsed by the EU before 31 July 2006. These uncertainties could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

Smiths is required to establish its IFRS accounting policies for the year ended 31 July 2006, and apply these retrospectively to determine its opening IFRS balance sheet at the transition date of 1 August 2004 and the comparative financial information for the year ending 31 July 2005. However advantage has been taken of certain exemptions afforded by IFRS 1 *First Time Adoption of International Financial Reporting Standards* as follows:-

1.Business combinations

Business combinations prior to 1 August 2004, and in particular the merger with TI Group plc, which took place on 4 December 2000, have not been restated to comply with IFRS 3 *Business Combinations*, which requires acquisition accounting for all business combinations. The merger reserve of £235m will remain as a permanent item within shareholders' equity.

2. Cumulative translation differences

IAS 21 *The Effects of Changes in Foreign Exchange Rates* requires annual translation differences arising on the opening net assets and net profit or loss of each foreign subsidiary to be treated as a separate component of shareholders' equity, and the cumulative net surplus / deficit for each subsidiary carried forward and added to / subtracted from any gains / losses on the future disposal of that subsidiary. Smiths has taken the option to set these cumulative gains / losses at zero as at the date of transition to IFRS. Any gains and losses recognised in the income statement on subsequent disposals of foreign operations will therefore include only those translation differences arising after 1 August 2004, the IFRS transition date.

3. Share-based payment

Smiths has applied IFRS 2 *Share-based Payment* retrospectively only to equity-settled awards made after 7 November 2002 that had not vested at 1 January 2005.

4. Financial Instruments

Smiths has elected to adopt IAS 32 *Financial Instruments : Disclosure and Presentation* and IAS 39 *Financial Instruments : Recognition and Measurement* from 1 August 2005 with no restatement of comparative information. Consequently, the relevant comparative financial information for the six months ended 31 January 2005 and the year ended 31 July 2005 will not reflect the impact of these standards, but will include financial instruments accounted for on a UK GAAP basis. Appendix H sets out the impact of these standards on the balance sheet as at 1 August 2005.

Appendix L sets out the new Accounting Policies to be adopted by the company under IFRS.

## Smiths Group plc

## Consolidated Income Statement for the year ended 31 July 2005 (unaudited)

| | As Reported (UK GAAP) £m | IFRS Format (UK GAAP) £m | Year ended 31 July 2005 Total Adjustments to IFRS £m | IFRS Basis £m |
|---|---|---|---|---|
| **Continuing operations** | | | | |
| Turnover | 3,016.8 | | | |
| Revenue | | 3,016.8 | (11.4) | 3,005.4 |
| Cost of sales | | (1,804.9) | (9.8) | (1,814.7) |
| Gross profit | | 1,211.9 | (21.2) | 1,190.7 |
| Sales and distribution costs | | (283.3) | | (283.3) |
| Administrative expenses | | (617.4) | 39.4 | (578.0) |
| Development costs – IFRS adjustment | | | 41.2 | 41.2 |
| Profit on disposal of businesses | | 8.7 | | 8.7 |
| Write-down of goodwill on anticipated future disposal ** | | (2.3) | 2.3 | |
| Operating profit | 311.2 | 317.6 | 61.7 | 379.3 |
| After charging: Amortisation and impairment of goodwill | (59.8) | (59.8) | 48.4 | (11.4) |
| Amortisation of acquired intangible assets | (1.2) | (1.2) | (3.4) | (4.6) |
| Exceptional costs * | (48.2) | (48.2) | | (48.2) |
| Profit on disposal of businesses | | 8.7 | | 8.7 |
| Write-down of goodwill on anticipated future disposal ** | | (2.3) | 2.3 | |
| Non-operating exceptional items | | | | |
| - profit on disposal of businesses | 8.7 | | | |
| - write-down of goodwill on anticipated future disposal ** | (2.3) | | | |
| Profit before interest and tax | 317.6 | 317.6 | 61.7 | 379.3 |
| Interest receivable | 15.0 | 15.0 | | 15.0 |
| Interest payable | (48.0) | (48.0) | | (48.0) |
| Financing gains | 10.1 | 10.1 | (4.5) | 5.6 |
| Other finance income – retirement benefits | 15.1 | 15.1 | | 15.1 |
| Profit before taxation | 309.8 | 309.8 | 57.2 | 367.0 |
| Taxation | (89.0) | (89.0) | 0.3 | (88.7) |
| Profit for the period | 220.8 | 220.8 | 57.5 | 278.3 |

An analysis of the above adjustments is provided in Appendix A.
Segmental analysis of revenue, profits and assets under IFRS is provided in Appendix B.

**Exceptional and significant items**

* Exceptional costs in the year ended 31 July 2005 charged against operating profit comprised restructuring costs of £33.3m and costs of £14.9m incurred in respect of the settlement of a patent dispute relating to the Cozmonitor insulin pump.

** The write-down of goodwill on anticipated future disposal relates to the post-balance sheet disposal of an acquisition made before 1 August 1998, the goodwill arising thereon having previously been set directly against reserves.

Under IFRS all of these items are significant items, with the exception of the write down of goodwill on anticipated future disposals. Under IFRS no such charge is recognised.

## Consolidated Income Statement for the six months ended 31 January 2005 (unaudited)

| | | 6 months ended 31 January 2005 | | |
|---|---|---|---|---|
| | As Reported (UK GAAP) £m | IFRS Format (UK GAAP) £m | Total adjustments to IFRS £m | IFRS Basis £m |
| **Continuing operations** | | | | |
| Turnover | 1,344.4 | | | |
| Revenue | | 1,344.4 | (6.8) | 1,337.6 |
| Cost of sales | | (812.0) | 4.5 | (807.5) |
| Gross profit | | 532.4 | (2.3) | 530.1 |
| Sales and distribution costs | | (145.0) | (0.4) | (145.4) |
| Administrative expenses | | (264.0) | 19.2 | (244.8) |
| Development costs – IFRS adjustment | | | 18.5 | 18.5 |
| Operating profit | 123.4 | 123.4 | 35.0 | 158.4 |
| After charging: Amortisation of goodwill | (22.1) | (22.1) | 22.1 | |
| Operational restructuring | (7.6) | (7.6) | | (7.6) |
| Interest receivable | 10.9 | 10.9 | | 10.9 |
| Interest payable | (16.8) | (16.8) | | (16.8) |
| Financing gains | | | 2.2 | 2.2 |
| Other finance income – retirement benefits | 7.5 | 7.5 | | 7.5 |
| Profit before taxation | 125.0 | 125.0 | 37.2 | 162.2 |
| Taxation | (35.7) | (35.7) | (6.9) | (42.6) |
| Profit for the period | 89.3 | 89.3 | 30.3 | 119.6 |

An analysis of the above adjustments is provided in Appendix C.

**Smiths Group plc**

**Consolidated Balance Sheet at 1 August 2004 (unaudited)**

| | UK GAAP (IFRS Format) Total 2004 £m | Adjustments To IFRS Total 2004 £m | IFRS Basis Total 2004 £m |
|---|---|---|---|
| **Non-current assets** | | | |
| Goodwill | 728.2 | (0.5) | 727.7 |
| Other intangible assets | | 129.7 | 129.7 |
| Property, plant and equipment | 423.5 | (12.2) | 411.3 |
| Financial Assets: | | | |
| TI Automotive Limited preference shares | 325.0 | | 325.0 |
| Other trade investments | 2.3 | | 2.3 |
| Retirement benefit assets | 103.9 | | 103.9 |
| Deferred tax assets | 116.4 | (13.7) | 102.7 |
| Trade and other receivables | 9.2 | (0.9) | 8.3 |
| | 1,708.5 | 102.4 | 1,810.9 |
| **Current assets** | | | |
| Inventories | 423.5 | (3.8) | 419.7 |
| Trade and other receivables | 620.4 | 5.1 | 625.5 |
| Cash and cash equivalents | 449.2 | | 449.2 |
| **Total assets** | 3,201.6 | 103.7 | 3,305.3 |
| **Non-current liabilities** | | | |
| Provisions for liabilities and charges | (22.6) | | (22.6) |
| Retirement benefit obligations | (351.2) | (1.8) | (353.0) |
| Deferred tax liabilities | (49.4) | 10.8 | (38.6) |
| Financial liabilities: | | | |
| Borrowings | (446.5) | | (446.5) |
| Other payables | (53.1) | (41.6) | (94.7) |
| **Current liabilities** | | | |
| Provisions for liabilities and charges | (79.2) | | (79.2) |
| Trade and other payables | (665.9) | 87.4 | (578.5) |
| Financial liabilities: | | | |
| Borrowings | (275.4) | | (275.4) |
| Current tax payable | (135.8) | | (135.8) |
| **Total liabilities** | (2,079.1) | 54.8 | (2,024.3) |
| **Net assets** | 1,122.5 | 158.5 | 1,281.0 |
| **Shareholders' equity** | | | |
| Share capital | 140.3 | | 140.3 |
| Share premium account | 183.0 | | 183.0 |
| Revaluation reserve | 1.7 | | 1.7 |

| | | | |
|---|---|---|---|
| Merger reserve | 234.8 | | 234.8 |
| Retained earnings | 562.7 | 158.5 | 721.2 |
| **Total shareholders' equity** | 1,122.5 | 158.5 | 1,281.0 |

An analysis of the reclassifications required to represent the UK GAAP balance sheet in an IFRS format is provided in Appendix D, and the adjustments required to re-measure the UK GAAP balance sheet on an IFRS basis in Appendix E.

**Smiths Group plc**

**Consolidated Balance Sheet at 31 July 2005 (unaudited)**

**Non-current assets**

Goodwill
Other intangible assets
Property, plant and eqı

Financial Assets:
TI Automotive Limite
Other trade investment

Retirement benefit ass
Deferred tax assets
Trade and other receiv

**Current assets**

Inventories
Trade and other receiv
Cash and cash equival

**Total assets**

**Non-current liabilitie**

Provisions for liabilitie
Retirement benefit obl
Deferred tax liabilities

Financial liabilities:
Borrowings
Other payables

**Current liabilities**

Provisions for liabilitie
Trade and other payabl

Financial liabilities:
Borrowings

Current tax payable

**Total liabilities**

**Net assets**

**Shareholders' equity**

Share capital
Share premium accoun
Revaluation reserve
Merger reserve
Retained earnings

**Total shareholders' e**

## August 2005 (unaudited)

| | Restated under IFRS at 31 July 2005 Total 2005 £m | Financial instruments Total 2005 £m | Restated under IFRS at 1 August 2005 Total 2005 £m |
|---|---|---|---|
| **Non-current assets** | | | |
| Goodwill | 1,151.2 | | 1,151.2 |
| Other intangible assets | 326.1 | | 326.1 |
| Property, plant and equipment | 503.1 | | 503.1 |
| Financial Assets: | | | |
| TI Automotive Limited preference shares | 325.0 | | 325.0 |
| Other trade investments | 3.5 | | 3.5 |
| Retirement benefit assets | 134.6 | | 134.6 |
| Deferred tax assets | 199.1 | 3.0 | 202.1 |
| Trade and other receivables | 24.7 | 1.3 | 26.0 |
| | 2,667.3 | 4.3 | 2,671.6 |
| **Current assets** | | | |
| Inventories | 564.3 | | 564.3 |
| Trade and other receivables | 719.6 | 9.1 | 728.7 |
| Cash and cash equivalents | 60.9 | 664.5 | 725.4 |
| **Total assets** | 4,012.1 | 677.9 | 4,690.0 |
| **Non-current liabilities** | | | |
| Provisions for liabilities and charges | (26.4) | | (26.4) |
| Retirement benefit obligations | (371.2) | | (371.2) |
| Deferred tax liabilities | (95.6) | (0.1) | (95.7) |
| Financial liabilities: | | | |
| Borrowings | (937.7) | (5.6) | (943.3) |
| Other payables | (133.2) | (5.6) | (138.8) |
| **Current liabilities** | | | |
| Provisions for liabilities and charges | (64.1) | | (64.1) |
| Trade and other payables | (716.8) | (7.8) | (724.6) |
| Financial liabilities: | | | |
| Borrowings | (54.0) | (665.6) | (719.6) |
| Current tax payable | (160.8) | | (160.8) |
| **Total liabilities** | (2,559.8) | (684.7) | (3,244.5) |

An analysis of the above adjustmei is provided in Appendix H.

| | | | |
|---|---|---|---|
| **Net assets** | 1,452.3 | (6.8) | 1,445.5 |
| **Shareholders' equity** | | | |
| Share capital | 140.9 | | 140.9 |
| Share premium account | 197.5 | | 197.5 |
| Revaluation reserve | 1.7 | | 1.7 |
| Merger reserve | 234.8 | | 234.8 |
| Retained earnings | 877.4 | (3.5) | 873.9 |
| Cash flow hedge reserve | | (3.3) | (3.3) |
| **Total shareholders' equity** | 1,452.3 | (6.8) | 1,445.5 |

**Smiths Group plc**

**Consol Balanc Sheet at 31 Januar 2005 (unaud**

**Non-c**

Goodv
Other
Proper

Financ
TI Au
Other

Retire
Deferr
Trade

**Curre**

Invent
Trade
Cash a

**Total**

**Non-c**

Provis
Retire
Deferr

Financ
Borrov
Other

**Curre**

Provis
Trade

Financ
Borrov

Currer

**Total**

| |
|---|
| **Net as** |
| **Share** |
| Share |
| Share |
| Revalı |
| Merge |
| Retain |
| **Total** |

that will impact the Group are set out below.

1. Research and development

Under UK GAAP Smiths wrote off research and development expenditure, other than that recoverable from third parties, in the year in which it was incurred.

Under IAS 38 *Intangible Assets*, the company is required to capitalise the cost of developments which meet certain recognition criteria, including the technical feasibility of, and probable future economic benefits arising from, the project. This expenditure is then amortised over the anticipated future life of the economic benefits arising.

Customer-funded and unfunded development projects are treated on a similar basis, although the increased risk implicit in most funded development projects means that the criteria for capitalisation are less likely to be met. Where costs are capitalised on funded development contracts, the associated funding is held as a deferred liability on the balance sheet, and released to the income statement in step with the amortisation of the capitalised intangible asset.

Research costs, and development costs which do not meet the relevant capitalisation criteria, are written off in the year in which they are incurred.

As a result of this policy, net assets (before the associated deferred tax adjustment) have increased by £65.1m and £111.3m as at 1 August 2004 and 31 July 2005 respectively. Operating profits have increased by £36.3m for the year ended 31 July 2005, represented by the capitalisation of £67.4m of costs previously written off under UK GAAP, offset by £31.1m of amortisation of amounts capitalised (net of deferred income).

2. Business combinations

Under UK GAAP the difference between the consideration paid for an acquisition and the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition is recognised as goodwill. Identifiable net assets include intangible assets which are capable of separate disposal without disposing of the related business. Under IFRS intangible assets of an acquired subsidiary are separately recognised from goodwill if their fair value can be measured reliably. Intangible assets include trademarks, customer relationships and contracts and patented technologies.

Intangible assets recognised are amortised over their useful life. Under the transition rules the Company is not required to identify any acquired intangible assets in respect of acquisitions completed prior to 1 August 2004. As a result of acquisitions made during the year ended 31 July 2005, intangible assets of £71.8m have been reclassified out of goodwill arising on acquisition, with an associated increase in the intangible asset amortisation charge of £3.4m for the year ended 31 July 2005.

Under UK GAAP the fair value of acquired stock is stated at the lower of cost or net realisable value. Under IFRS the fair value of acquired inventory is based on selling price, less the sum of costs to complete, costs of disposal and a reasonable profit allowance for the completing and selling effort based on profit for similar finished goods. As a result an adjustment of £14.0m was made to the acquisition balance sheet of Medex. As at 31 July 2005 the uplifted inventory had been traded through the income statement, resulting in a £14.0m decrease in profit before taxation for the year ended 31 July 2005.

3. Goodwill

Under UK GAAP goodwill on businesses acquired by the Group after 1 August 1998 is capitalised and amortised on a straight-line basis over its anticipated future life up to a maximum of 20 years. Goodwill in respect of businesses acquired prior to 1 August 1998 was set off against reserves in the year of acquisition. On subsequent disposal of a business acquired prior to 1 August 1998 purchased goodwill previously set off against reserves is recycled and included in the profit or loss on disposal of the business.

Under IFRS, from 1 August 2004 onwards, goodwill will no longer be amortised, but will instead be subject to annual impairment review. The amortisation charge under UK GAAP for goodwill for the year ended 31 July 2005 of £53.3m has been reversed from the income statement, resulting in a corresponding increase in the net book value of goodwill. On disposal of a business acquired before 1 August 1998 goodwill set off against reserves will no longer be recycled as part of the profit or loss on disposal of that business. The exceptional write down of goodwill on anticipated future disposals of £2.3m recognised under UK GAAP has been reversed from the income statement.

4. Dividends

Under UK GAAP dividends relating to an accounting period but declared after the balance sheet date are recognised as a liability even if the approval of that dividend took place after the balance sheet date.

Under IFRS, proposed dividends do not meet the definition of a liability until such time as they have been declared, and in the case of the final dividend, approved by shareholders at the Annual General Meeting. This has resulted in a balance sheet reclassification from current liabilities to retained profit of £102.5m and £111.3m as at 1 August 2004 and 31 July 2005 respectively.

5. Share-based payment

Smiths operates a number of share-based incentive schemes (both awards of options and awards of shares) that are impacted by IFRS 2 *Share-based Payment*. Under UK GAAP Smiths recognises an expense based on the intrinsic value of the options (the difference between the exercise price and the market value at the date of the award), other than for Save-As-You-Earn schemes for which UK GAAP includes an exemption from recognising an expense.

Under IFRS the cost of all share-based payments, based on the fair value of the options or shares at the date of grant and calculated using an appropriate pricing model, is recognised over the vesting period of the award. Accordingly an adjustment has been recognised to reflect an additional charge of £6.3m in the year ended 31 July 2005.

6. Retirement benefits

Under UK GAAP the company had already adopted FRS 17 *Retirement Benefits.* Under FRS 17 the assets and liabilities of the Group's defined benefit pension schemes are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension schemes are recognised in the profit and loss account as operating costs and finance costs respectively. Variations from expected costs arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Total Recognised Gains and Losses.

The change to IAS 19 *Employee Benefits* does not give rise to any significant change in the basis of accounting for pensions, as Smiths will adopt early the option allowed under IAS 19 to take actuarial gains and losses immediately and directly to equity through the Statement of Recognised Income and Expense. Changes are largely confined to presentation, in that retirement benefit scheme surpluses and deficits must be aggregated separately on the face of the balance sheet, and shown gross, rather than net, of deferred taxation. The deferred tax balance under UK GAAP related to pensions amounted to assets of £116.4m and liabilities of £31.2m as at 1 August 2004 and assets of £127.3m and liabilities of £40.4m as at 31 July 2005.

7. Deferred taxation

Under UK GAAP deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, deferred tax is recognised on all taxable temporary differences between the tax base and the accounting base of balance sheet items included in the balance sheet of the Group, except to the extent that such temporary differences arise on initial recognition of an asset or liability. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. The most significant differences between UK GAAP and IFRS relate to the following:

- Deferred tax provisions relating to tax deductible goodwill set off against reserves prior to 1 August 1998 under UK GAAP and not reinstated under IFRS are written back. For goodwill on which deductions are still to be claimed, deferred tax assets, where recoverable, have been recognised on transition to IFRS and are being amortised to offset the timing of the tax benefit. The amortisation of the asset under IFRS corresponds to the build up of the liability under UK GAAP; and

- Under IFRS deferred tax is provided on temporary differences arising on investments in subsidiaries and associates (principally in respect of unremitted earnings), except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

In addition to these adjustments the carrying values of deferred tax assets and liabilities in the balance sheet have been adjusted to reflect the restatement of newly recognised assets and liabilities arising from the adoption of IFRS.

8. Computer software

Under UK GAAP all capitalised computer software was classified within tangible fixed assets. IFRS requires capitalised software that is not an integral part of the hardware to be treated as an intangible asset. This has resulted in balance sheet reclassifications of approximately £12m and £23.0m respectively at 1 August 2004 and 31 July 2005.

9. Financial instruments

A summary of the impact of the principal differences and adjustments resulting from the adoption of IAS 32 and IAS 39 as they apply to the Group's balance sheet as at 1 August 2005 is set out below:

i) *Forward foreign exchange contracts and currency options* – Smiths uses forward foreign exchange contracts and currency options for the purposes of hedging all material contractually committed and forecast foreign currency denominated future sales and purchases. Under UK GAAP a form of hedge accounting was applied to these forward foreign exchange contracts and currency options meaning that some derivatives were held off balance sheet for at least part of their lives. Under IFRS the fair value of all forward foreign exchange contracts and currency options is recognised on the balance sheet. IAS 39 places significant restrictions on the use of hedge accounting and changes the hedge accounting methodology. As a result, from 1 August 2005, Smiths will recognise all forward foreign exchange contracts and currency options on the balance sheet at fair value and will apply the new hedge accounting methodology to all significant qualifying relationships. Net assets increased by £0.4m at 1 August 2005.

ii) *Interest rate swaps* – under UK GAAP only accrued interest in respect of interest rate swaps was recognised on the balance sheet. Under IFRS the fair value of interest rate swaps is also recognised on the balance sheet. Net assets decreased by £0.6m as at 1 August 2005.

iii) *Borrowings* – under UK GAAP borrowings were recognised at initial proceeds received, comprising face values adjusted for issue fees, discounts and premia. Issue fees, discounts and premia were amortised over the life of the related borrowing and accrued interest was classified separately to the borrowing. Under IFRS, where hedge accounting has been applied the borrowings balance is adjusted for the fair value movement in the hedged risk and accrued interest is included within the value of the borrowing.

iv) *Embedded derivatives* – under UK GAAP embedded derivatives were not recognised. Under IFRS the fair value of embedded derivatives not closely related to their host contract is recognised. A net

derivative financial liability of £9.5m has been recognised at 1 August 2005.

v) *'Gross up' of cash and overdrafts* – under UK GAAP cash and overdraft balances within Smiths' UK and Euro cash pools are presented in the consolidated accounts on a 'net' basis. This notional pooling does not meet the strict off-set rules under IAS 32, and as a result the cash and overdraft balances must be reported 'gross' on the balance sheet. This has resulted in an increase in cash and overdrafts of £664.5m.

**Appendix A**

## Smiths Group plc

### Consolidated Income Statement for the year ended 31 July 2005 (unaudited)

| Continuing operations | As reported (UK GAAP) £m | IFRS format (UK GAAP) £m | Adjustments to IFRS: Development costs £m | Goodwill amortisation and impairment £m | Share-based payment £m | Amortisation of acquired intangible assets £m | Other adjustments £m |
|---|---|---|---|---|---|---|---|
| Turnover | 3,016.8 | | | | | | |
| Revenue | | 3,016.8 | (11.4) | | | | |
| Cost of sales | | (1,804.9) | 6.5 | | | | (16.3) |
| Gross profit | | 1,211.9 | (4.9) | | | | (16.3) |
| Sales and distribution costs | | (283.3) | | | | | |
| Administrative expenses | | (617.4) | | 48.4 | (6.3) | (3.4) | 0.7 |
| Development costs – IFRS adjustment | | | 41.2 | | | | |
| Profit on disposal of businesses | | 8.7 | | | | | |
| Write down of goodwill on anticipated future disposal | | (2.3) | | | | | 2.3 |
| Operating profit | 311.2 | 317.6 | 36.3 | 48.4 | (6.3) | (3.4) | (13.3) |
| After charging: Amortisation and impairment of goodwill | (59.8) | (59.8) | | 48.4 | | | |
| Amortisation of acquired intangible assets | (1.2) | (1.2) | | | | (3.4) | |
| Exceptional items | (48.2) | (48.2) | | | | | |
| Profit on disposal of businesses | | 8.7 | | | | | |
| Write down of goodwill on anticipated future disposal | | (2.3) | | | | | 2.3 |
| Non-operating exceptional items | | | | | | | |
| - profit on disposal of businesses | 8.7 | | | | | | |
| - write down of goodwill on anticipated future disposal | (2.3) | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Profit before interest and tax | 317.6 | 317.6 | 36.3 | 48.4 | (6.3) | (3.4) | (13.3) |
| Interest receivable | 15.0 | 15.0 | | | | | |
| Interest payable | (48.0) | (48.0) | | | | | |
| Financing gains | 10.1 | 10.1 | | | | | (4.5) |
| Other finance income – retirement benefits | 15.1 | 15.1 | | | | | |
| Profit before taxation | 309.8 | 309.8 | 36.3 | 48.4 | (6.3) | (3.4) | (17.8) |
| Taxation | (89.0) | (89.0) | (13.4) | 3.1 | 2.0 | 1.3 | 7.3 |
| Profit for the period | 220.8 | 220.8 | 22.9 | 51.5 | (4.3) | (2.1) | (10.5) |

**Appendix B**

## Smiths Group plc

## Year ended 31 July 2005

## Segmental analysis of revenue, profits and assets under IFRS

| | | Measurement changes to IFRS | | | |
|---|---|---|---|---|---|
| | UK GAAP 2005 | Development costs | Stock revaluation on acquisition | Share -based payment | Othe adjustm |
| | £m | £m | £m | | ł |
| **Revenue** | | | | | |
| Market | | | | | |
| Aerospace | 1,157.6 | (11.4) | | | |
| Detection | 366.5 | | | | |
| Medical | 563.3 | | | | |
| Specialty Engineering | 466.2 | | | | |
| John Crane | 463.2 | | | | |
| | 3,016.8 | (11.4) | | | |
| Geographical origin | | | | | |
| United Kingdom | 821.4 | (3.0) | | | |
| North America | 1,744.6 | (8.4) | | | |
| Europe | 514.7 | | | | |
| Other overseas | 245.2 | | | | |
| Inter-company | (309.1) | | | | |

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 10:11 23-Nov-05 |
| **Number** | 5436U |

smiths

23 NOVEMBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

(A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

(B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

| | |
|---|---|
| N/A | 2,200 |
| STATE STREET HONG KONG | 13,400 |
| STATE STREET BANK AND TR CO | 165,800 |
| BANK OF NEW YORK EUROPE LDN | 2,043,300 |
| TRUST & CUST SRVCS BK LTD, TOKO | 17,600 |
| NOMURA TRUST AND BANKING | 23,400 |
| MASTER TRUST BANK OF JAPAN | 99,400 |
| ING LUXEMBORUG | 15,100 |
| NORTHERN TRUST LONDON | 33,200 |
| STATE STREET BANK AUSTRALIA (C | 71,800 |
| CHASE MANHATTAN BK AG FRNKFRT (S | 195,000 |
| NORTHERN TRUST LONDON | 146,500 |
| STATE STR BK AND TR CO LNDN | 175,440 |
| BANK OF NEW YORK BRUSSELS | 413,900 |
| BROWN BROS HARRIMAN LTD LUX | 415,783 |
| NATIONAL ASTL BK MELBOURNE | 46,400 |
| JP MORGAN, BOURNEMOUTH | 523,100 |
| BERMUDA TRUST FAR EAST HK | 243,701 |
| JP MORGAN, BOURNEMOUTH | 9,677,057 |
| INVESTORS BANK AND TRUST | 14,300 |
| MELLON BANK NA | 298,000 |

| | |
|---|---|
| CITIBANK NA | 81,000 |
| NORTHERN TRUST LONDON | 112,900 |
| NORTHERN TRUST CO | 1,891,500 |
| STATE STREET BANK AND TR CO | 2,770,000 |
| BROWN BROS HARRIMAN AND CO | 3,377,001 |
| JPMORGAN CHASE BANK | 12,503,504 |
| ROYAL TRUST -TORONTO | 17,700 |
| CIBC MELLON TRUST | 133,410 |
| BANK OF NEW YORK | 279,200 |
| NORTHERN TRUST CO | 810,500 |
| JPMORGAN CHASE | 689,100 |
| MELLON BANK NA | 693,896 |
| BROWN BROS HARRIMAN AND CO | 1,291,100 |
| STATE STREET BANK AND TR CO | 2,729,862 |
| SOCIETE GENERALE | 20,700 |
| STATE STREET MUNICH | 14,600 |
| DEXIA PRIVATBANK | 9,500 |
| CHASE MANHATTAN LONDON | 10,500 |
| JPMORGAN CHASE BANK | 44,600 |
| CITIBANK LONDON | 65,800 |
| BANK OF NEW YORK EUROPE LDN | 75,200 |
| CHASE MANHTTN BK AG FRNKFRT (S | 80,700 |
| CLYDESDALE BANK PLC | 121,300 |
| MIDLAND SECURITIES SERVICES | 114,000 |
| HSBC BANK PLC | 303,900 |
| BANKERS TRUST LONDON | 236,200 |
| MELLON BANK | 1,210,400 |
| STATE STR BK AND TR CO LNDN (S | 2,275,400 |
| BANK OF NEW YORK BRUSSELS | 2,533,924 |
| JP MORGAN, BOURNEMOUTH | 3,252,000 |
| NORTHERN TRUST LONDON | 4,148,050 |

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 22 NOVEMBER 2005

12. Total holding following this notification: 56,531,828 SHARES

13. Total percentage holding of issued class following this notification*: 10.01%

14. Any additional information

15. Name of contact and telephone number for queries: GUY NORRIS, 020 8457 8326

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: GUY NORRIS

17. Date of notification: 23 NOVEMBER 2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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